14048912

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65829

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cicerone Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52 Street - 11 Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Zein A. Manekia 212 371-9115
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stuart G. Lang, CPA, PC
(Name - if individual, state last, first, middle name)

2303 Grand Avenue Suite 200a (Address) Baldwin (City) NY (State) 11510 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Zain A. Manekia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cicerone Securities, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member, CICERONE PARTNERS, LLC
Title

Notary Public

Carl M Simms
Notary Public State of New York
New York County
Lic. #01SI6188175
Comm. Exp. June 2, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CICERONE SECURITIES, LLC

TABLE OF CONTENTS

DECEMBER 31, 2013

Stuart G. Lang, C.P.A., P.C.

Certified Public Accountants

2303 Grand Avenue – Suite 200A, Baldwin, New York 11510
(516) 377-2700 fax (516) 377-2764

Independent Auditor's Report

Member's
Cicerone Securities, LLC
New York, New York

Report on Financial Statements

We have audited the accompanying statement of financial condition of Cicerone Securities, LLC (the Company) as of December 31, 2013, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cicerone Securities, LLC at December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying financial statements. The information in Schedule 1 has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule 1, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stuart D Lung, CPA, P.C.

Baldwin, New York
February 28, 2014

CICERONE SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS		
Cash and cash equivalents	$	16,497
Prepaid expenses		12,409
Accounts receivable		10,000
Furniture and fixtures, net of accumulated depreciation of $4,103		3,707
Total assets	$	42,613
LIABILITIES AND CAPITAL		
Liabilities:		
Accounts payable and accrued expenses	$	8,500
Total liabilities		8,500
Commitments and Contingencies (Note 6)		
Members' Equity		34,113
Total liabilities and Capital	$	42,613

CONFIDENTIAL TREATMENT REQUIRED

The accompanying notes are an integral part of this statement.

CICERONE SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenue:	
Interest income	$ 2
Total revenue	2
Expenses:	
Dues and subscriptions	19,781
Professional fees	14,868
Regulatory Expense	5,500
Rent	1,200
Depreciation and amortization	1,092
Salaries	1,000
Miscellaneous	2,974
Total expenses	46,415
Net (loss)	$ (46,413)

CONFIDENTIAL TREATMENT REQUESTED\

The accompanying notes are an integral part of this statement.

CICERONE SECURITIES LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

Balance - beginning of year	$	(4,974)
Member's contributions		85,500
Net (loss)		(46,413)
Balance - end of year	$	34,113

CONFIDENTIAL TREATMENT REQUESTED

The accompanying notes are an integral part of this statement.

CICERONE SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities:	
Net (loss)	$ (46,413)
Adjustments to reconcile net income to cash used in operating activities:	
Depreciation and amortization	1,092
Changes in assets and liabilities	
Increase in due prepaid expense	(12,409)
Decrease in accounts payable and accrued expenses	(13,130)
Net cash provided by operating activities	(70,860)
Cash flows from financing activities	
Contributions by member	85,500
Net cash provided by financing activities	85,500
Net increase in cash	14,640
Cash and cash equivalents - beginning of the year	1,857
Cash and cash equivalents - end of the year	$ 16,497
Supplemental disclosure of cash flow information:	
Cash paid during the year for :	
Interest	$ -
Taxes	$ -

CONFIDENTIAL TREATMENT REQUESTED

The accompanying notes are an integral part of this statement.

CICERONE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Cicerone Securities, LLC(the "Company") is primarily engaged in investment banking and merger advisory on behalf of its clientele. The Company was organized and incorporated under the laws of the state of Delaware as a limited liability company on December 16, 2002. The Company is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA), the Securities Exchange Commission and is a member of the Securities Investor Protection Corporation (SIPC). The Company, as a non-clearing broker, does not handle customers' funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2013.

Income Taxes

The Company is a limited liability company and has elected to be treated as a partnership for tax purposes. A partnership does not pay federal income taxes on its income, instead, the members of the limited liability company are liable for federal income taxes on their respective share of the Company's taxable income.

Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Significant Credit Risk and Estimates

The Company is located in Manhattan, New York and its customers are primarily located worldwide.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company has estimated the fair value of financial instruments using market information and other valuation methodologies in accordance with ASC 820, Fair Value Measurements and Disclosure. Management of the Company believes that the fair value of financial instruments, consisting of accounts receivable and accounts payable, approximates carrying value due to the short payment terms associated with them.

2. CONCENTRATION OF CREDIT RISKS

The Company maintained cash balances at one financial institution during 2013. Accounts are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation. There was no excess of insured amounts at December 31, 2013. The Company has not experienced any losses on its cash accounts

The Company does not maintain inventory of stocks, bonds or other security positions at risk.

3. MEMBER'S CAPITAL

Cicerone Partners, LLC, a Delaware limited liability company, acquired 100% of the Company's membership interest in 2007. The Company's name was changed to Cicerone Securities, LLC on October 10, 2007 in connection with the acquisition.

4. RELATED PARTIES

The Company entered into a cost sharing agreement with Cicerone Partners, LLC, an affiliated company through common ownership, with respect to overhead expenses incurred at the company's office. Pursuant to said agreement, the Company paid Cicerone Partners, LLC $3,000 during 2013.

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt for the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(i) of the Rule. Whereas the Company will not hold customer funds or safe keep customer securities.

6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 for ongoing concerns. At December 31, 2013, the Company had net capital of $7,997, which was $2,997 in excess of its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of 106.29% as of December 31, 2013.

CICERONE SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15C3-1
DECEMBER 31, 2013

Credit Factors		
Member's equity		$ 34,113
Total credit factors		34,113
Debit Factors		
Prepaid expense		12,409
Accounts receivable		10,000
Fixed assets		3,707
Total debit factors		26,116
Net Capital		7,997
Less: Minimum net capital requirements		
Greater of 6 2/3% of aggregate indebtedness or $5,000		5,000
Remainder: Capital in excess of all requirements		$ 2,997
Capital ratio (maximum allowance 1500%)		
(*)Aggregate indebtedness	8,500	
	= 106.29%	
Divided by: Net capital	7,997	
(*)Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 8,500
		$ 8,500

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA Focus Report as of December 31, 2013.

CONFIDENTIAL TREATMENT REQUESTED

The accompanying notes are an integral part of this statement.

Stuart G. Lang, C.P.A., P.C.

Certified Public Accountants

2303 Grand Avenue – Suite 200A, Baldwin, New York 11510
(516) 377-2700 fax (516) 377-2764

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Member's
Cicerone Securities, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Cicerone Securities, LLC (the "Company"), for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is a more than remote likelihood that a misstatement of the entity's financial statements is more than inconsequential will not be prevented or detected by the entity's internal controls.

A *material weakness* is a significant deficiency, or combination of significant deficiencies that results in a more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal controls.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be a material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above. However, we identified the following matter which was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Cicerone Securities, LLC for the year ended December 31, 2013, and this report does not affect our report thereon dated February 28, 2014.

> The size of the business and the resultant limited number of employees imposes a practical limitation on the effectiveness of those internal control procedures that depend on segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stuart D Lang, CPA, P.C.

Baldwin, New York
February 28, 2014